NI FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Caledonia Mining Corporation (“Company”)

Suite 1710, 1177 West Hastings Street

Vancouver, BC  V6E 2L3

Item 2

Date of Material Change

September 17, 2012

Item 3

News Release

The material change is described in a News Release issued by the Company dated September 24, 2012.

The Company’s News Releases are disseminated through normal news release disseminators in Canada, the United States and England.

Item 4

Summary of Material Change

The Company received a letter dated September 17, 2012 from the Mines Development Department of Zambia setting out conditions that Caledonia must fulfil in order to continue to hold certain Mining Licences.

Item 5

 Full Description of Material Change

On September 17, 2012, Caledonia received from the Zambian Mines Development Department (the “Department”) a letter regarding the Large Scale Mining Licenses held by Caledonia in respect of the Project.  The letter sets out agreed conditions that Caledonia must fulfil in order to continue holding the Mining Licences.  These conditions are as follows:

1 Compliance with all the conditions of grant of the Large Scale Mining Licenses;

2 An undertaking, in writing, to the Ministry of Mines, Energy and Water Development that Caledonia will remedy all non-compliant conditions of grant;

3 Commencement of cobalt production by 30th June 2013;

4 Submission of an updated copper sulphide ore resource and reserve statement and associated feasibility study and program of operations by 30th June, 2013;

5 Commencement of copper sulphide resource exploitation by 31st March 2015;

6 Submission of regular reports on progress of technical studies to treat cobalt ore which is not amendable to traditional processing methods.

The September 17, 2012 letter was the culmination of a process which began in May 2012, when the Department notified Caledonia that it was in default of the Large Scale Mining Licences.  As previously disclosed, Caledonia has held since 2008 four Large Scale Mining Licences in Zambia covering an area of approximately 786 square kilometres on which open-pittable cobalt/copper and cobalt/iron mineralization zones have been discovered.  Caledonia has been in the process of progressing its mining development program for the area, which most recently has chiefly involved seeking approval from the Zambian authorities for the Company’s Environmental Impact Assessment.

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In response to the May 2012 notification, Caledonia management made written representations and had a direct meeting with the Zambian Minister of Mines, Energy and Water Development and other officials from the Department.  The principal issue of concern for the Zambian authorities was the timing of the commencement of mining activities on the lands covered by the Licences.  As a result of this process, Caledonia received the September 17, 2012 letter referred to above which reflects the Department’s conclusions.  Caledonia expects that further discussions with the Department may be necessary to clarify the precise terms of the conditions, which largely reflect Caledonia’s representations to the Department in response to the May notification.

Caledonia intends to comply with the conditions set out in the letter and believes at this time that its proposed course of action will do so.

Item 6

 Reliance on subsection 7.1(2) of National Instrument 51-102.

Nil

Item 7

 Omitted Information

Nil

Item 8

 Executive Officer

The name and business telephone number of the executive officer of the Company who is knowledgeable about the material change and this Report:

Carl R. Jonsson

Chairman of the Board, Director and Secretary

Tel:  (604) 640-6357

email:  jonsson@securitieslaw.bc.ca

Item 9

 Date of Report

September 24, 2012

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